July 18, 2006

Ms. Joanne R. Finnerty
Chief Financial Officer
JMG Exploration, Inc.
Suite 2600, 500 - 4th Avenue S.W.
Calgary, Alberta, Canada T2P 2V6


Re:	JMG Exploration, Inc.
		Post-effective Amendment No. 1 to Registration Statement on
Form SB-2
      Filed June 30, 2006
	File No. 333-120082

	Form 10-K for the Fiscal Year Ended December 31, 2005
	Filed April 6, 2006, as amended
	File No. 01-32438

	Form 10-Q for the Fiscal Quarter Ended March 31, 2006
	Filed May 15, 2006


Dear Ms. Finnerty:

      We have limited our review of the above filings to only the areas upon which we have issued comments. Where indicated, we think you should revise your documents in response to these comments.
If
you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Where comments on one document or section also relate to disclosure in another document or section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments. For example, amend the Form 10-Q identified above to comply with any comments on the Form 10-K.

Post-effective Amendment No. 1 to Registration Statement on Form
SB-2

2. Please amend the accounting and disclosures in your registration statement, as necessary to comply with all applicable comments written on your periodic reports. Also amend the disclosures in your periodic reports to comply with any applicable comments that are written on your registration statement.

3. Under Item 22 to the Form SB-2 instructions, you are required to include financial statements specified in Item 310 of Regulation
S-B.
Please comply with this guidance.

Form 10-K for the Fiscal Year Ended December 31, 2005

Management`s Discussion and Analysis or Plan of Operation, page 18

4. We note that you present under this heading the non-GAAP measure
"funds flow from operations" while stating "United States GAAP requires that `funds flow from operating activities` be the measurement focus [and that] Funds flow is derived from `cash flow` as defined by JMG adjusted for non-cash working capital." We see no basis for your assertion that U.S. GAAP requires you to focus on the non-GAAP measure. It also appears that you are presenting a non-GAAP measure labeled as "loss from operations." Please revise your disclosure to clarify, and address the following points.

(a)	Demonstrate that your measures comply with the guidance in
Item
10(e)(1)(ii)(A) and (B) of Regulation S-K. If you are not able to show compliance in this area, remove the measures, include disclosure explaining that you had not complied with this guidance, and disregard points (b), (c) and (e).

(b)	Revise all references to the non-GAAP measure of "loss from
operations" and "earnings from operations" to comply with Item 10(e)(1)(ii)(E) of Regulation S-K, precluding the use of descriptions for non-GAAP measures that are the same as or confusingly similar to
descriptions used for GAAP measures   If you had not intended to
label these measures as non-GAAP measures, revise accordingly.

(c)	Comply with Item 10(e)(1)(i)(B) of Regulation S-K, requiring
a
reconciliation between the non-GAAP measure and the most directly comparable GAAP based measure. Given your characterization of "funds flow from operations," it seems you would need to reconcile this measure to the GAAP based measure "cash used in operating activities"
as depicted in your statements of cash flows. Disclose a reconciliation of any non-GAAP measure of "loss from operations"
or
"earnings from operations" to the most comparable GAAP based measure.
(d)	Eliminate all measures of "funds flow from operations per
share"
to abide by FRC Section 202.04, stipulating that per share data other than that relating to net income, net assets, and dividends should be avoided in reporting financial results.

(e)	Modify all disclosures of non-GAAP measures to include the
most
comparable GAAP based measure, to provide a balanced disclosure as required under Item 10(e)(1)(i)(A) of Regulation S-K and FRC
Section
202.03.

Controls and Procedures, page 54

5. We note your statement that your certifying officers concluded that "the Company`s disclosure controls as of December 31, 2005 have weaknesses arising from the situation of not having internal staff."
It does not appear that your certifying officers have reached a conclusion regarding the effectiveness of your disclosure controls and procedures. Please disclose your officers` conclusions regarding the effectiveness of your disclosure controls and procedures.

Further, in this regard, please advise us whether the weaknesses identified constitute material weaknesses. We may have further comments.

6. We note your limitations on the effectiveness of controls, and your statement that "[a] control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met." Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management`s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC
Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Financial Statements

Note 2 - Significant Accounting Policies, page 43

d) Revenue Recognition

7. We note that your presentation of royalties as an offset in arriving at net revenues on the face of your income statement differs from the corresponding presentations in selected financial data on page 17, and your various tables and narratives in MD&A, where you report revenues on a gross basis and depict royalties as an expense.

The guidance in paragraphs 25 and 59T of SFAS 69 and SFAS 19 would ordinarily require revenues to be reported net of royalties.
Please
tell us the reasons you believe this guidance does not apply to you, under the circumstances.

8. Expand your accounting policy note to describe the manner by which you are handling imbalances between production and your relative share in production so that it is clear how your methodology compares to that required under EITF 90-22. Also address your accounting for and presentation of royalties on production.

Form 10-Q for the Fiscal Quarter Ended March 31, 2006

Controls and Procedures, page 29

9. Please provide the disclosure required by Item 307 of Regulation
S-K. It is not sufficient to refer to where this disclosure may appear elsewhere. In that regard, expand your discussion to update any steps you have take to address your "weaknesses."

Engineering Comments

Post-effective Amendment No. 1 to Registration Statement on Form
SB-2

Prospectus Summary, page 1

General, page 1

10. Tell us why you believe the Cheyenne River Project has additional potential as you drilled two wells several years previously with no or little proved reserves.

Management`s Discussion and Analysis or Plan of Operation, page 9

Overview, page 9

11. The guidance in Rule 436 of Regulation C requires that you obtain and file a letter of consent from your independent petroleum engineers as experts for any portion of their report that is quoted or summarized in the registration statement.

12. You state that your average production for the first quarter of
2006 was 115 boe/day. Please tell us if this is only production net to your interest.

13. You state that under the farm-outs to JED you will receive the potential of carried interest with no costs to you. Please expand your disclosure to explain the options you have in terms of both working and net interests after payout of JED`s costs. We understand that you will receive no revenues until JED`s costs have been recovered and, therefore, you may receive no revenues at all. Please address this point in your disclosure.

14. Please explain under this heading and on page 45 how an independent petroleum engineer`s reserve report will determine the price for properties that you plan to sell to Enterra if there is no outside offer, as suggested by your disclosure. It is our understanding that while reserve reports typically provide estimated volumes for different reserve classifications and a before-tax value, they almost always disclaim any representation of the market value of the reserves or property. Please elaborate on any special arrangements you have negotiated with the engineers that would provide for reliance on their report in determining the price for such properties.

Reserves, page 26

15. Rule 4-10(a) of Regulation S-X only allows the disclosure of proved reserves that are net to your interest. Please revise your document to remove all reserves that are before royalties are paid and all unproved reserves.

16. Please revise your document to disclose the Standardized
Measure
of Discounted Future Net Cash Flows at a discount factor of 10% for your net proved reserves and all other information required by SFAS
69.

Closing Comments

      As appropriate, please amend the above filings in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Tracie Towner at (202) 551-3744 or, in her absence, Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters.  Please contact James Murphy, Petroleum Engineer, at
(202)
551-3703 if you have questions regarding comments on the engineering matters. Please contact Jason Wynn at (202) 551-3756 or, in his absence, me at (202) 551-3740 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

									Sincerely,


									H. Roger Schwall
									Assistant Director

cc:  	J. Wynn
      	T. Towner
	K. Hiller
	J. Murphy
      via facsimile
      Kimberley R. Anderson
      (206) 903-8820
Ms. Joanne R. Finnerty
JMG Exploration, Inc.
July 18, 2006
page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF CORPORATION FINANCE
     MAIL STOP 7010